October 5, 2010

Jennifer Thompson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:   WikiLoan, Inc.  SEC Comment Letter Dated September 23, 20010
          File No. 033-26828

Dear Mrs. Thompson:

By letter dated September 23, 2010, the staff (the “Staff”) of the United States Securities Exchange Commission provided WikiLoan, Inc. (the “Company”) with its comments on the Company’s Form 10-K for the Fiscal Year Ended January 31, 2010, Form 10-Q for the Fiscal Quarter Ended April 30, 2010, and Form 10-Q for the Fiscal Quarter Ended July 31, 2010.  We are in receipt of your letter and intend to respond fully to those comments.

At this time, we would respectfully request an extension of an additional 10 business days for providing our responses so the Company may more thoroughly respond to the Staff’s comments.  More specifically, the Company needs additional time to schedule and discuss the Staff’s comment No. 2 regarding our convertible notes payable with our independent accountant.  We will be filing our completed responses to the Staff’s comments no later than October 22, 2010.

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in the proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Edward C. DeFeudis
Chairman and Chief Financial Officer